EXHIBIT 8.1

SUBSIDIARIES OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The particulars of the Company’s principal subsidiaries as of December 31, 2009 are as follows:

NAME OF COMPANY	JURISDICTION OF INCORPORATION

Shantou Airlines Company Limited	PRC

Zhuhai Airlines Company Limited	PRC

Xiamen Airlines Company Limited	PRC

Guizhou Airlines Company Limited	PRC

Chongqing Airlines Company Limited	PRC

Guangzhou Nanland Air Catering Company Limited	PRC

China Southern West Australian Flying College Pty Limited	Australia

Guangzhou Baiyun International Logistics Company Limited	PRC

Xinjiang Civil Aviation Property Management Limited	PRC

China Southern Airlines Group Air Catering Company Limited	PRC

Nan Lung International Freight Company Limited	Hong Kong

Beijing Southern Airlines Ground Service Company Limited	PRC